UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

MCI, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

552691206

(CUSIP Number)

Marianne Drost, Esq.

Senior Vice President, Deputy General Counsel and Corporate Secretary

Verizon Communications Inc.

1095 Avenue of the Americas

New York, New York 10036

(212) 395-2121

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Jeffrey J. Rosen, Esq.

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

(212) 909- 6000

April 9, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Schedule 13D

CUSIP No. 552691206

(1)	Names of Reporting Persons I.R.S. Identification No. of above persons (entities only). Verizon Communications Inc. 23-2259884
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	(7) Sole Voting Power 0 shares (8) Shared Voting Power 43,447,684 shares* (9) Sole Dispositive Power 0 shares (10) Shared Dispositive Power 43,447,684 shares*

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 43,447,684 shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 13.4%**
(14)	Type of Reporting Person HC

*	The Reporting Persons may be deemed to have beneficial ownership of these shares as a result of the Stock Purchase Agreement described in item 4 hereof.

**	Computed on the basis of 324,755,920 shares of common stock issued and outstanding, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2004, filed with the Securities and Exchange Commission on March 16, 2005.

CUSIP No. 552691206

(1)	Names of Reporting Persons I.R.S. Identification No. of above persons (entities only). Eli Acquisition, LLC
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power 0 shares (8) Shared Voting Power 43,447,684 shares* (9) Sole Dispositive Power 0 shares (10) Shared Dispositive Power 43,447,684 shares*

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 43,447,684 shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 13.4%**
(14)	Type of Reporting Person OO

*	The Reporting Persons may be deemed to have beneficial ownership of these shares as a result of the Stock Purchase Agreement described in item 4 hereof.

**	Computed on the basis of 324,755,920 shares of common stock issued and outstanding, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2004, filed with the Securities and Exchange Commission on March 16, 2005.

Schedule 13D

Item 1. Security and Issuer

This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $.01 per share (the “Common Stock”) of MCI, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 22001 Loudoun County Parkway, Ashburn, Virginia 20147.

Item 2. Identity and Background

This Schedule 13D is being filed by Verizon Communications Inc., a Delaware corporation (“Verizon”), and Eli Acquisition, LLC, a Delaware limited liability company (“Eli Acquisition” and, together with Verizon, the “Reporting Persons”). Eli Acquisition is a wholly owned subsidiary of Verizon. The principal business address of each of the Reporting Persons is 1095 Avenue of the Americas, New York, New York 10036. The directors and officers of each of the Reporting Persons are set forth on Schedule I hereto, which schedule lists for each such person his or her name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and citizenship, all of which information is hereby incorporated herein by reference.

Verizon is one of the world’s leading providers of communications services. Verizon’s domestic wireline telecommunications business provides local telephone services, including broadband, in 29 states and Washington, D.C. and nationwide long distance and other communications products and services. The domestic wireline consumer business generally provides local, broadband and long distance services to customers. Verizon’s domestic wireline business also provides a variety of services to other telecommunications carriers as well as large and small businesses. Verizon’s domestic wireless business provides wireless voice and data products and services across the United States using one of the most extensive wireless networks. Information Services operates directory publishing businesses and provides electronic commerce services. Verizon’s international presence extends primarily to the Americas. Verizon also maintains investments in Europe. As of December 31, 2004, Verizon employed more than 210,000 people.

ELI Acquisition was formed as a wholly owned subsidiary of Verizon in February 2005 in order to facilitate the Merger described below. It has not engaged in any business activities other than activities related to the Stock Purchase Agreement or the Merger Agreement, each of which is described below.

During the last five years, neither Verizon nor Eli Acquisition, nor, to the best knowledge of each of them, any of the persons listed on Schedule I, has been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The aggregate amount of funds that will be required to purchase the shares of Common Stock described in Item 5(a) is approximately $1,117,474,432, plus an additional cash amount of three percent per annum from April 9, 2005 until the closing date of the Stock Purchase Agreement (as defined below), plus an adjustment amount per share of Common Stock payable at the end of one year equal to 0.7241 times the amount, if any, by which the price of Verizon’s common stock then exceeds $35.52 per share (measured over a 20-day period); provided that if the Merger (as defined below) occurs prior to the end of such year and Verizon’s common stock exceeds $62.50 per share (as measured over such 20-day period), such adjustment amount per share of Common Stock shall be 0.7241 times $26.98. ELI Acquisition is obtaining such funds from its parent, Verizon, and Verizon is obtaining such funds from its internally generated working capital.

Item 4. Purpose of Transaction

On April 9, 2005, Verizon, and its wholly owned subsidiary, ELI Acquisition, entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) with Controladora de Servicios de Telecomunicaciones, S.A. de C.V., Global Telecom LLC, Inmobiliaria Inbursa, S.A. de C.V., Promotora Inbursa, S.A. de C.V., Banco Inbursa, S.A. Institucion de Banca Multiple Grupo Financiero Inbursa, Inmobiliaria para el Desarrollo de Proyectos, S.A. de C.V., Orient Star Holdings LLC and Commercial LLC (collectively, the “Sellers”), pursuant to which Eli Acquisition will acquire from the Sellers 43,447,684 shares of Common Stock, for total consideration per share equal to $25.72 in cash, plus an additional cash amount of three percent per annum from April 9, 2005 until the closing date of the Stock Purchase Agreement. Under the Stock Purchase Agreement Verizon will pay the Sellers an adjustment at the end of one year in an amount per share of Common Stock equal to 0.7241 times the amount, if any, by which the price of Verizon’s common stock then exceeds $35.52 per share (measured over a 20-day period); provided that if the Merger occurs prior to the end of such year and Verizon’s common stock exceeds $62.50 (as measured over such 20-day period), such adjustment amount per share of Common Stock shall be 0.7241 times $26.98. In addition, under the Stock Purchase Agreement, the Sellers have agreed not to knowingly take actions which would reasonably be expected to delay materially or prevent the transactions contemplated by the Merger Agreement described below and have agreed to support the transactions contemplated by the Merger Agreement. The closing of the Stock Purchase Agreement is subject to certain conditions described therein.

On February 14, 2005, Verizon and ELI Acquisition entered into an Agreement and Plan of Merger (as amended on March 4, 2005 and March 29, 2005, the “Merger

Agreement”) with the Issuer. Subject to the terms and conditions of the Merger Agreement, at the closing of the merger (the “Merger”), the Issuer will be merged with and into Eli Acquisition, and Eli Acquisition, which will be renamed MCI, LLC, will continue as a wholly owned subsidiary of Verizon (or in certain situations, as provided in the Merger Agreement, a wholly owned corporate subsidiary of Verizon will merge with and into the Issuer, with the Issuer continuing as the surviving corporation). At the closing of the Merger, each share of Common Stock will be converted into the right to receive shares of Verizon common stock and cash in accordance with the Merger Agreement.

Except as noted above, the separate existence of the Issuer will cease following the Merger. The Merger Agreement provides that the directors of Eli Acquisition immediately prior to the Merger will be the initial directors of MCI, LLC following the Merger.

From and after the closing of the transactions contemplated by the Stock Purchase Agreement, the Reporting Persons intend to vote the shares of Common Stock covered by the Stock Purchase Agreement in favor of the Merger.

Verizon and the Issuer have agreed that, as soon as practicable after the Issuer’s stockholders adopt the Merger Agreement and approve the Merger, and prior to the closing of the Merger, the Issuer’s board of directors will, except to the extent prohibited by applicable law or covenants in certain indentures, declare and pay a special cash dividend equal to all its remaining “excess cash” (as described below) in an amount up to $5.60 per share, less the per share amount of any dividend declared by the Issuer between February 14, 2005 and the closing of the Merger, not including the $0.40 per share cash dividend declared by the Issuer on February 11, 2005. This dividend is sometimes referred to as the “Special Cash Dividend.”

The Debtors’ Modified Second Amended Joint Plan of Reorganization, dated October 21, 2003 and as confirmed on October 31, 2003, by order of the United States Bankruptcy Court for the Southern District of New York, is referred to as the Issuer’s bankruptcy plan. The Issuer’s bankruptcy plan required the Issuer to determine the amount of excess cash it had upon emergence from bankruptcy and then utilize such cash in accordance with the Issuer’s board of directors’ best business judgment to maximize stockholder value. The Issuer’s board of directors previously determined that the Issuer’s excess cash was equal to $2.2 billion, a portion of which has previously been used to pay three $0.40 per share quarterly dividends. Under the Merger Agreement, the Issuer has agreed not to pay regular quarterly dividends of $0.40 per share after the date on which the Special Cash Dividend is paid.

The Issuer’s Common Stock is currently listed on The NASDAQ National Market (“NASDAQ”), under the symbol “MCIP.” After the Merger, the Issuer’s Common Stock will be delisted from NASDAQ and deregistered under the Securities Exchange Act of 1934, as amended.

The foregoing description of the Merger Agreement, the Merger and the Stock Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Stock Purchase Agreement and the Merger Agreement, which are incorporated by reference into, and are filed as exhibits to, this Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)–(b) Verizon and ELI Acquisition are the beneficial owners of 43,447,684 shares of Common Stock. As of the date hereof, neither Verizon nor ELI Acquisition owns of record any shares of Common Stock. ELI Acquisition has the right to acquire the 43,447,684 shares of Common Stock pursuant to the Stock Purchase Agreement described in Item 4 above. Verizon is deemed to have beneficial ownership of such shares of Common Stock because ELI Acquisition is a wholly owned subsidiary of Verizon. ELI Acquisition and Verizon have shared voting power and shared dispositive power with respect to such shares of Common Stock beneficially owned by them. Neither of such entities has sole voting power or sole dispositive power with respect to such shares of Common Stock. Such shares of Common Stock constitute approximately 13.4% of the Common Stock outstanding (based on the number of shares outstanding as contained in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2004, as filed with the Securities and Exchange Commission on March 16, 2005). None of the persons listed on Schedule I hereto has, or has the right to acquire, voting or dispositive power with respect to any shares of Common Stock.

(c) Except as set forth in Item 4 above, no transactions in the Common Stock were effected by either of the Reporting Persons, or, to the best knowledge of each of the Reporting Persons, any of the persons listed on Schedule I hereto, during the 60-day period preceding the date hereof.

(d) None.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth in this Schedule 13D, to the knowledge of each of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or listed on Schedule I hereto, and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

1.	Stock Purchase Agreement, dated as of April 9, 2005, by and among Verizon, Eli Acquisition, Controladora de Servicios de Telecomunicaciones, S.A. de C.V., Global Telecom LLC, Inmobiliaria Inbursa, S.A. de C.V., Promotora Inbursa, S.A. de C.V., Banco Inbursa, S.A. Institucion de Banca Multiple Grupo Financiero Inbursa, Inmobiliaria para el Desarrollo de Proyectos, S.A. de C.V., Orient Star Holdings LLC and Commercial LLC (incorporated by reference to Exhibit 2.1 to Verizon’s Current Report on Form 8-K filed on April 11, 2005).

2.	Agreement and Plan of Merger, dated as of February 14, 2005, among Verizon, Eli Acquisition and the Issuer (incorporated by reference to Exhibit 2.1 to Verizon’s Current Report on Form 8-K filed on February 17, 2005).

3.	Letter Agreement, dated as of March 4, 2005, amending the Agreement and Plan of Merger, dated as of February 14, 2005, among Verizon, Eli Acquisition and the Issuer (incorporated by reference to Exhibit 2.1 to Verizon’s Current Report on Form 8-K filed on March 9, 2005).

4.	Amendment to Agreement and Plan of Merger, dated as of March 29, 2005, among Verizon, Eli Acquisition and the Issuer (incorporated by reference to Exhibit 2.1 to Verizon’s Current Report on Form 8-K filed on March 29, 2005).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 15, 2005

VERIZON COMMUNICATIONS INC.

By:	/s/ MARIANNE DROST
Name:	Marianne Drost
Title:	Senior Vice President, Deputy General
Counsel and Corporate Secretary

ELI ACQUISITION, LLC

By:	/s/ MARIANNE DROST
Name:	Marianne Drost
Title:	Vice President and Secretary

Schedule I

Verizon Communications Inc.

Name and Address*	Position and Principal Occupation
James R. Barker Verizon Communications Inc. 1095 Avenue of the Americas New York, NY 10036

Director of Verizon Communications Inc.

Chairman, The Interlake Steamship Co. and New England Fast Ferry Company and Vice Chairman, Mormac Marine Group, Inc. and Moran Towing Corporation. Director of The Brink’s Company.

Richard L. Carrión Verizon Communications Inc. 1095 Avenue of the Americas New York, NY 10036

Director of Verizon Communications Inc.

Chairman, President and Chief Executive Officer, Popular, Inc. and Chairman and Chief Executive Officer, Banco Popular de Puerto Rico. Director of Telecomunicaciones de Puerto Rico, Inc.; Wyeth.

Robert W. Lane Verizon Communications Inc. 1095 Avenue of the Americas New York, NY 10036	Director of Verizon Communications Inc. Chairman, President and Chief Executive Officer, Deere & Company.

Sandra O. Moose Verizon Communications Inc. 1095 Avenue of the Americas New York, NY 10036

Director of Verizon Communications Inc.

President of Strategic Advisory Services LLC; Retired Senior Vice President and Director of The Boston Consulting Group, Inc. Director of Rohm and Haas Company, CDC-IXIS and Loomis Sayles Funds; The AES Corporation.

Joseph Neubauer Verizon Communications Inc. 1095 Avenue of the Americas New York, NY 10036	Director of Verizon Communications Inc. Chairman and Chief Executive Officer, ARAMARK Corporation. Director of CIGNA Corporation; Federated Department Stores, Inc.; Wachovia Corporation.

Thomas H. O’Brien Verizon Communications Inc. 1095 Avenue of the Americas New York, NY 10036

Director of Verizon Communications Inc.

Retired Chairman and Chief Executive Officer, The PNC Financial Services Group, Inc. and PNC Bank, N.A. Director of BlackRock, Inc.; Hilb, Rogal and Hobbs Company; The PNC Financial Services Group, Inc.

Hugh B. Price Verizon Communications Inc. 1095 Avenue of the Americas New York, NY 10036

Director of Verizon Communications Inc.

Senior Advisor, Piper Rudnick LLP; President and Chief Executive Officer, National Urban League (1994-2003). Director of Metropolitan Life, Inc. and Metropolitan Life Insurance Company.

Ivan G. Seidenberg Verizon Communications Inc. 1095 Avenue of the Americas New York, NY 10036	Director of Verizon Communications Inc. Chairman and Chief Executive Officer of Verizon Communications Inc.

Walter V. Shipley Verizon Communications Inc. 1095 Avenue of the Americas New York, NY 10036	Director of Verizon Communications Inc. Retired Chairman, The Chase Manhattan Corporation. Director of Exxon Mobil Corporation; Wyeth.

John R. Stafford Verizon Communications Inc. 1095 Avenue of the Americas New York, NY 10036	Director of Verizon Communications Inc.; Retired Chairman of the Board and Chief Executive Officer, Wyeth. Director of Honeywell International Inc.; J.P. Morgan Chase & Co.

Robert D. Storey Verizon Communications Inc. 1095 Avenue of the Americas New York, NY 10036	Director of Verizon Communications Inc. Retired Partner, Thompson Hine LLP. Director of The Procter & Gamble Company.

Lawrence T. Babbio, Jr. Verizon Communications Inc. 1095 Avenue of the Americas New York, NY 10036	Vice Chairman and President of Verizon Communications Inc.

William P. Barr Verizon Communications Inc. 1095 Avenue of the Americas New York, NY 10036	Executive Vice President and General Counsel of Verizon Communications Inc.

Thomas A. Bartlett Verizon Communications Inc. 1095 Avenue of the Americas New York, NY 10036	Senior Vice President and Treasurer of Verizon Communications Inc.

David H. Benson Verizon Communications Inc. 1095 Avenue of the Americas New York, NY 10036	Senior Vice President and Controller of Verizon Communications Inc.

John W. Diercksen Verizon Communications Inc. 1095 Avenue of the Americas New York, NY 10036	Executive Vice President – Strategy, Development and Planning of Verizon Communications Inc.

Marc C. Reed Verizon Communications Inc. 1095 Avenue of the Americas New York, NY 10036	Executive Vice President – Human Resources of Verizon Communications Inc.

Dennis F. Strigl Verizon Communications Inc. 1095 Avenue of the Americas New York, NY 10036	Executive Vice President and President and CEO – Verizon Wireless Joint Venture.

Thomas J. Tauke Verizon Communications Inc. 1095 Avenue of the Americas New York, NY 10036	Executive Vice President – Public Affairs, Policy and Communications of Verizon Communications Inc.

Doreen A. Toben Verizon Communications Inc. 1095 Avenue of the Americas New York, NY 10036	Executive Vice President and Chief Financial Officer of Verizon Communications Inc.

*	All of the above listed directors and officers are citizens of the United States.

Eli Acquisition, LLC

Name and Address*	Position and Principal Occupation
John W. Diercksen Eli Acquisition, LLC c/o Verizon Communications Inc. 1095 Avenue of the Americas New York, NY 10036	Director of Eli Acquisition, LLC. President and Vice President—Strategy, Development and Planning of Eli Acquisition, LLC

Marianne Drost Eli Acquisition, LLC c/o Verizon Communications Inc. 1095 Avenue of the Americas New York, NY 10036	Director of Eli Acquisition, LLC. Vice President and Secretary of Eli Acquisition, LLC

J. Goodwin Bennett Eli Acquisition, LLC c/o Verizon Communications Inc. 1095 Avenue of the Americas New York, NY 10036	Director of Eli Acquisition, LLC. Vice President of Eli Acquisition, LLC

Janet M. Garrity Eli Acquisition, LLC c/o Verizon Communications Inc. 1095 Avenue of the Americas New York, NY 10036	Treasurer of Eli Acquisition, LLC

*	All of the above listed directors and officers are citizens of the United States.

Exhibit Index

1.	Stock Purchase Agreement, dated as of April 9, 2005, by and among Verizon Communications Inc., Eli Acquisition, LLC, Controladora de Servicios de Telecomunicaciones, S.A. de C.V., Global Telecom LLC, Inmobiliaria Inbursa, S.A. de C.V., Promotora Inbursa, S.A. de C.V., Banco Inbursa, S.A. Institucion de Banca Multiple Grupo Financiero Inbursa, Inmobiliaria para el Desarrollo de Proyectos, S.A. de C.V., Orient Star Holdings LLC and Commercial LLC (incorporated by reference to Exhibit 2.1 to Verizon’s Current Report on Form 8-K filed on April 11, 2005).

2.	Agreement and Plan of Merger, dated as of February 14, 2005, among Verizon Communications Inc., Eli Acquisition, LLC and MCI, Inc. (incorporated by reference to Exhibit 2.1 to Verizon’s Current Report on Form 8-K filed on February 17, 2005).

3.	Letter Agreement, dated as of March 4, 2005, amending the Agreement and Plan of Merger, dated as of February 14, 2005, among Verizon Communications Inc., Eli Acquisition, LLC and MCI, Inc. (incorporated by reference to Exhibit 2.1 to Verizon’s Current Report on Form 8-K filed on March 9, 2005).

4.	Amendment to Agreement and Plan of Merger, dated as of March 29, 2005, among Verizon Communications Inc., Eli Acquisition, LLC and MCI, Inc. (incorporated by reference to Exhibit 2.1 to Verizon’s Current Report on Form 8-K filed on March 29, 2005).